Exhibit 99.1

RETO ECO-SOLUTIONS, INC.

BUILDING X-702, 60 ANLI ROAD, CHAOYANG DISTRICT, BEIJING
PEOPLE’S REPUBLIC OF CHINA 100101

PROXY STATEMENT AND NOTICE OF
2019 ANNUAL MEETING OF SHAREHOLDERS

October 14, 2020

To the shareholders of

RETO ECO-SOLUTIONS, INC.:

It is my pleasure to invite you to our 2020 Annual Meeting of Shareholders on November 19, 2020 at 9:00 a.m., Beijing Time (November 18, 2020 at 8:00 p.m., Eastern Time). The meeting will be held at Building X-702, 60 Anli Road, Chaoyang District, Beijing, P.R.C. 100101.

The matters to be acted upon at the meeting are described in the Notice of 2020 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on the company’s performance and operations during the fiscal year ended December 31, 2019 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY THE INTERNET, EMAIL, MAIL OR BY FAX. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

Hengfang Li
Chief Executive Officer and Chairman of the Board of Directors

NOTICE OF 2020 ANNUAL MEETING OF SHAREHOLDERS
RETO ECO-SOLUTIONS, INC.

TIME AND DATE:	9:00 a.m., Beijing Time, on November 19, 2020 (8:00 p.m., Eastern Time, November 18, 2020)

PLACE:	Building X-702, 60 Anli Road, Chaoyang District, Beijing People’s Republic of China 100101

ITEMS OF BUSINESS:

(1)	To elect two (2) Class A directors named in the attached Proxy Statement to serve terms ending at the third succeeding annual meeting of stockholders in 2023 or until their respective successors are duly elected and qualified;

(2)	To ratify the appointment of Friedman LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2020; and

(3)	To transact any other business properly coming before the meeting or any adjournment or postponement thereof.

WHO MAY VOTE:

You may vote if you were a shareholder of record on October 8, 2020.

ANNUAL REPORT:

A copy of our 2019 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:

This notice and the proxy statement are first being mailed to shareholders on or about October 14, 2020.

By order of the Board of Directors,

Hengfang Li Chief Executive Officer and Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the Annual Report to shareholders are available at: https://www.sec.gov/cgi-bin/browse-edgar?CIK=1687277.

ABOUT THE 2020 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	To elect two (2) Class A directors named in the attached Proxy Statement to serve terms ending at the third succeeding annual meeting of stockholders in 2023 or until their respective successors are duly elected and qualified;

(2)	To ratify the appointment of Friedman LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2020; and

(3)	To transact any other business properly coming before the meeting or any adjournment or postponement thereof.

Who is entitled to vote?

You may vote if you owned common shares of the company as of the close of business on October 8, 2020. Each common share is entitled to one vote. As of October 8, 2020 we had 24,135,000 common shares issued and outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By email, by emailing your signed proxy card to vote@vstocktransfer.com;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By fax, by faxing your signed proxy card to 646-536-3179.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that telephone and Internet voting will close at 11:59 p.m., Eastern standard Time, on November 17, 2020/12:59 p.m. Beijing Time on November 18, 2020.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email, by mail or by fax.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 and in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your common shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, by email or by fax, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact your bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Friedman LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2020 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the election of directors is not considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the company’s common shares as of October 8, 2020.

May shareholders ask questions at the meeting?

Yes. Representatives of the company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, email, mail or fax. In order for us to conduct our meeting, at least one-third of our outstanding common shares as of October 8, 2020 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting or the holders of a majority of the shares of common shares present, either in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the company’s proposals?

Proposal 1.    The nominee receiving the highest number of “For” votes will be elected as a director. This number is called a plurality. Shares not voted will have no impact on the election of the director. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.    The ratification of the appointment of Friedman LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2020 requires that a majority of the votes cast at the meeting be voted “For” the proposal. An abstention with respect to such proposal will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention as well as a broker non-vote will have no effect because it is not a vote cast.

Is cumulative voting permitted for the election of directors?

No. You may not cumulate your votes for the election of directors.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

General

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board of Directors to fill the vacancy. Shareholders do not have cumulative voting rights in the election of directors.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Nominees for election as Class A members of the Board of Directors to serve terms ending at the third succeeding annual meeting of stockholders in 2023 or until their respective successors are duly elected and qualified:

Sophia Liu.    Ms. Liu has served as an independent director of ReTo Eco-Solutions since November 2016. Since January 2012, Ms. Liu has been assistant vice president of corporate finance of Alexandria Real Estate Equities Inc. (NYSE: ARE). Between April 2010 and January 2012, Ms. Liu served as assistant vice president of internal audit of East West Bank (NYSE: EWBC). Between December 2004 and April 2010, Ms. Liu worked as manager for the assurance advisory business services of Ernst & Young, LLP. Ms. Liu is a member of American Institute of Certified Public Accountants (AICPA). Ms. Liu received her Master’s Degree in Accounting from University of Southern California. Ms. Liu was nominated as a director because of her experience in accounting and auditing.

Austin Huang.    Dr. Huang has served as an independent director of ReTo Eco-Solutions since November 2016. Dr. Huang has served as the Principal Engineer for Merit Engineering, Inc. since 1993. Among other awards, Mr. Huang has received the Diplomat of Geotechnical Engineering by the Academy of Geoprofessionals in 2011 and named a Fellow, ACCE (American Society of Civil engineering) in 2007. Mr. Huang has served as an expert witness on geo-retaining wall design issues. In addition, he has presented two papers in the area of slope stability and pile foundations with socket in bedrock in international conferences. He holds 19 research publications including six in leading research journals. Dr. Huang holds a Master’s Degree and Ph.D. in Geotechnical Engineering from University of Wisconsin. Dr. Huang was nominated as a director because of his experience in geotechnical engineering, including, slope stability, soil infiltration and retaining walls that are areas applicable to our sponge city projects.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.

Board of Directors Leadership Structure

Hengfang Li serves as the Chair of the Board of Directors. In addition, he has served as our Chief Executive Officer since April 2016. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant company decisions. As a smaller company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF FRIEDMAN LLP
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Friedman LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2020. The Audit Committee of the Board of Directors has appointed Friedman LLP to serve as the company’s fiscal 2020 independent registered public accounting firm.

Has the company changed its independent registered public accounting firm during its two most recent fiscal years?

No. Friedman LLP served as the company’s independent registered public accountant for the year ended December 31, 2019 and 2018.

What services does Friedman LLP provide?

Audit services provided by Friedman LLP for fiscal 2019 include the examination of the consolidated financial statements of the company and services related to periodic filings made with the U.S. Securities and Exchange Commission.

Will a representative of Friedman LLP be present at the meeting?

We expect that one or more representatives of Friedman LLP will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of Friedman LLP is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
FRIEDMAN LLP AS THE COMPANY’S FISCAL 2020 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the Proxy Statement has agreed to serve as director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

Employee directors do not receive any compensation for their services. Independent directors are entitled to receive $10,000 per year for serving as directors and may receive stock, option or other equity-based incentives to our directors for their service.

How does the Board of Directors determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the company’s director independence standards. The company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board of Director’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the company’s Investor Relations website at http://en.retoeco.com/gszl.html and in print upon request.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board of Directors may engage a firm to assist in identifying potential candidates, although the company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The Nominating Committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees. However, the Nominating Committee does consider diversity of opinion and experience when nominating directors.

What are the minimum qualifications required to serve on the company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

●	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

●	A director must be prepared to represent the best interests of all company shareholders, and not just one particular constituency;

●	A director must have a record of professional accomplishment in his or her chosen field; and

●	A director must be prepared and able to participate fully in Board of Directors activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical conduct, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
ReTo Eco-Solutions, Inc.
Building X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101

Does the company have a Code of Business Conduct and Ethics?

The company has adopted a Code of Business Conduct and Ethics, which is applicable to all directors, officers and associates of the company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Conduct and Ethics is available on the company’s Investor Relations web site at http://en.retoeco.com/gszl.html and is also available in print upon request. The company intends to post any amendments to or waivers from its Code of Business Conduct and Ethics (to the extent applicable to the company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board of Directors meet in fiscal 2019?

The Board of Directors met three times during 2019.

What are the committees of the Board of Directors?

During fiscal 2019, the Board of Directors had standing Audit, Nominating, and Compensation Committees. Current members of each of the Committees and their principal functions are shown below.

Compensation Committee

The members of the Compensation Committee are:

Austin Huang, Chairman
Shuhua Ma
Zhi Li

The Compensation Committee’s charter is available on the company’s investor relations website at http://en.retoeco.com/gszl.html and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the company, consult with the Chief Executive Officer on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers; provided, however, that the Committee shall have full decision-making powers with respect to compensation for executive officers to the extent such compensation is intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;

●	Making recommendations to the Board of Directors regarding all contracts of the company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the company’s executive officers do not participate in any executive compensation decisions. The Compensation Committee met once during 2019.

Audit Committee

The members of the Audit Committee are:

Sophia Liu, Chairman
Shuhua Ma
Zhi Li

The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the company’s financial statements and the independence of its external auditors. The company believes that each of the members of the Audit Committee is “independent” and that Sophia Liu qualified as “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statement of the company;

●	Meet with the independent auditors and management of the company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the company. The Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of the company, the proposed audit plans for the coming year and the coordination of such plans with the company’s independent auditors;

●	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

●	Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

●	Review accounting and financial human resources and succession planning within the company;

●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee charter is available at http://en.retoeco.com/gszl.html. The Audit Committee met once during 2019.

Nominating Committee

The members of the Nominating Committee are:

Shuhua Ma, Chairman
Zhi Li
Austin Huang

All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:

●	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

●	Oversee the process of evaluation of the performance of the company’s Board of Directors and committees;

●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

●	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board of Directors in connection with their service on the Board of Directors or on its committees; and

●	Evaluate Board of Directors and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board of Directors as a whole, a Board of Directors committee or individual director. Shareholders wishing to communicate with the Board of Directors as a whole, a Board of Directors committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the company or to the committee or to an individual director, c/o Secretary, ReTo Eco-Solutions, Inc., Building X-702,60 Anli Road, Chaoyang District, Beijing People’s Republic of China 100101. All communications will be compiled by the Secretary of the company and submitted to the Board of Directors or the addressee not later than the next regular Board of Directors meeting. The Nominating Committee charter is available at http://en.retoeco.com/gszl.html. The Nominating Committee met once during 2019.

MANAGEMENT — BUSINESS HISTORY OF DIRECTORS AND EXECUTIVE OFFICERS

For information as to the business history of Austin Huang and Sophia Liu. See the Section “Proposal One Election of Directors and Director Biographies.”

Hengfang Li.    Mr. Li has served as the Chief Executive Officer and Chairman of ReTo Eco-Solutions since April 2016. Mr. Li founded Beijing REIT in 1999 and has served as Beijing REIT’s Chief Executive Officer and Chairman since 1999. Mr. Li served as the chief representative in China of the German Hess Group from 1995 until 1999. From 1988 through 1995, Mr. Li was an engineer, senior engineer and then branch director at China North Vehicle Engine Research Center. Mr. Li holds a Master degree in Engine Studies from Beijing Institute of Technology. Mr. Li was nominated as a director because of his experience serving as an executive in the construction materials industry and has extensive knowledge, experience and relationships in China’s construction materials industry.

Guangfeng Dai.    Mr. Dai has served as the Chief Operating Officer and Director of ReTo Eco-Solutions since November 2016. Mr. Dai has served as Beijing REIT’s Chief Operating Officer and Director since 2000. Mr. Dai served as the deputy representative in China for Hess Mechanical Engineering Co., Ltd. of Germany from 1997 until 2000. From 1995 through 1997, Mr. Dai was a senior engineer at Yanxing Corporation of China. From 1992 through 1994, Mr. Dai was a senior engineer at China North Industries Group Corporation. Mr. Dai received his Master degree in Automobile Engineering from Beijing Institute of Technology. Mr. Dai was nominated as a director because of his operations and management experience and of his knowledge of our company as a long-term executive of Beijing REIT.

Zhizhong Hu.    Mr. Hu has served as the Chief Technology Officer and Director of ReTo Eco-Solutions since November 2016. Mr. Hu has served as Beijing REIT’s Chief Technology Officer and Director since 2000. Mr. Hu served as the general manager and executive director of Yichang Hayes Building Materials Co., Ltd. from 1997 through 2000. From 1996 through 1997, Mr. Hu served as the business representative for Hayes Mechanical Engineering Co., Ltd. of Germany. Mr. Hu received his Bachelor’s Degree in Mechanical Engineering from Nanjing University of Science and Technology. Mr. Hu was nominated as a director because of his experience in research and development.

Xingchun Wang.    Mr. Wang has served as the Chief Financial Officer of ReTo Eco-Solutions since November 2019. Prior to his appointment as Chief Financial Officer he served as an independent director of ReTo Eco-Solutions from November 2016 through November 2019. Mr. Wang has been the general manager of the investment development department of Chengzhi Shareholding Co., Ltd, a Shenzhen Stock Exchange listed company (stock code: 000990). Between May 2014 and October 2015, Mr. Wang served as the deputy general manager and secretary to the board of Beijing Huaxiang Lianxin Technology Co., Ltd. Between June 2010 and April 2014, Mr. Wang worked as Chief Financial Officer, director and secretary to the board of Beijing Dongbiao Electric Shareholding Co., Ltd. Between May 2009 and June 2010, Mr. Wang worked as the deputy general manager of Beijing Qinchuan Dadi Investment Co., Ltd. Mr. Wang is a member of China Certified Public Accountants and a member of China Certified Tax Accountant. Mr. Wang holds a Bachelor’s Degree in Accounting from Shanxi Finance and Economic College, and a Master’s Degree in Economics from Northwest University of Politics and Law. Mr. Wang was nominated as a director because of his knowledge in accounting, investments and management.

Zhi Li. Dr. Li has served as an independent director of ReTo Eco-Solutions since November 2016. Since December 2013, Dr. Li has been vice president and director of risk management of Heling Investment Management Beijing Co., Ltd. Between June 2010 and December 2013, Mr. Li served as general manager of the forest finance and international business department of China Forestry Equity Exchange. Between April 2004 and June 2010, Dr. Li worked as deputy director of China Zhongrui Yuehua Accounting Firm. Between September 2002 and March 2004, Dr. Li was a visiting scholar of the business school of Columbia University. Dr. Li is a member of China Certified Public Accountants. Mr. Li holds a Ph.D in Economics from Xiamen University. Dr. Li was nominated as a director because of his experience in accounting, economics and management.

Shuhua Ma. Dr. Ma, has served as an independent director of ReTo Eco-Solutions since November 2019. Dr. Ma is currently a Professor, Institute of Process Engineering at the China Academy of Sciences (the “Academy”), where she oversees 6 Ph.D. students, 25 Master’s students and 1 Post-Doctorate student. From 2011 to 2016 she was an Associate Professor at the Academy and from 2009-2010 an Assistant Professor at the Academy. In addition, from 1992-2001 she was a Design Engineer at the Institute of Design and Research, Hebei Province, Shijiazhuang Fertilizer Plant. She obtained her Bachelor of Science in chemical engineering from Hebei University of Sciences and Technology in 1992, and obtained her Master’s of Science in chemical engineering from Beijing University of Chemical Technology in 2004. In addition, she received her Ph.D. in 2007 from the Academy. Dr. Ma has published 59 papers, including 25 in the Science Citation Index (SCI). She has applied for 38 patents, 21 of which were approved. Among other associations, she is an expert in the Academic Committee of Coal Ash ASIA, a member of the Coal Gangue and Geopolymer Committees of the Solid Waste Utilization Division of the Chinese Ceramic Society and Expert in the Academic Committee of China Tailing Network. Dr. Ma was chosen as a director due to her vast knowledge in engineering and the reuse of industrial solid waste.

Degang Hou.    Mr. Hou has served as the Chief Internal Control Office of ReTo Eco-Solutions since 2020. From 1983 through 1999 he was an engineer and senior engineer of North Vehicle Research Institute, State Weaponry Equipment Corporation. From 1999 through 2020 he was the deputy general manager for ReTo Eco-Solutions. He graduated in Ship Internal Combustion Engine Direction from Dalian University of Technology in 1983.

EMPLOYMENT AGREEMENTS WITH COMPANY’S NAMED EXECUTIVE OFFICERS

Under Chinese laws, there are some situations where we can terminate employment agreements without paying economic compensation, such as the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement, when the employment agreement is scheduled to expire, the employee is retired in accordance with laws or the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has committed a crime, being proved unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our executive officers generally provide for a term of three years, provided that either party may terminate the agreement on 60 days notice and a salary to be paid monthly, subject to certain limitations. The agreements also provide that the executive officers are to work an average of 40 hours per week and are entitled to all legal holidays as well as other paid leave in accordance with Chinese laws and regulations and our internal work policies. Under such agreements, our executive officers may be terminated for cause without further compensation. During the agreement and for three years afterward, our executive officers are required to keep trade secrets confidential.

The contracts that we have entered into with executive officers include the following:

Employment Agreement of Hengfang Li

The Company entered into an employment agreement with Mr. Li on January 22, 2020, providing for Mr. Li to serve as the Company’s Chairman and CEO (the “Li Employment Agreement”). Pursuant to the terms of the Li Employment Agreement, Mr. Li is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 800,000 (approximately $117,000). The Li Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Li is entitled to receive an aggregate of 450,000 common shares, $0.001 par value per share (the “Common Shares”) of the Company in accordance with the terms of its 2018 Share Inventive Share Plan (the “2018 Plan”). The 450,000 Common Shares will be issued as follows: (1) 225,000 Common Shares were issued on February 15, 2020; and (2) the remaining 225,000 Common Shares will be issued on January 15, 2021, in the event Mr. Li is still an employee of the Company on that date.

Additionally, the Li Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Li is required to keep trade secrets confidential during the course of his employment.

Employment Agreement of Guangfeng Dai

The Company entered into an employment agreement with Mr. Dai on January 22, 2020 providing for Mr. Dai to serve as the Company’s President (the “Dai Employment Agreement”). Pursuant to the terms of the Dai Employment Agreement, Mr. Dai is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 750,000 (approximately $109,000). The Dai Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Dai is entitled to receive an aggregate of 300,000 Common Shares of the Company in accordance with the terms of its 2018 Plan. The 300,000 Common Shares will be issued as follows: (1) 150,000 Common Shares were issued on February 15, 2020; and (2) the remaining 150,000 Common Shares will be issued on January 15, 2021, in the event Mr. Dai is still an employee of the Company on that date.

Additionally, the Dai Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Dai is required to keep trade secrets confidential during the course of his employment.

Employment Agreement of Zhizhong Hu

The Company entered into an employment agreement with Mr. Hu on January 22, 2020, providing for Mr. Hu to serve as the Company’s Chief Technology Officer (the “Hu Employment Agreement”). Pursuant to the terms of the Hu Employment Agreement, Mr. Hu is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 700,000 (approximately $102,000). The Hu Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Hu is entitled to receive an aggregate of 250,000 Common Shares of the Company in accordance with the terms of its 2018 Plan. The 250,000 Common Shares will be issued as follows: (1) on February 15, 2020, the Company issued 125,000 Common Shares to Mr. Hu; and (2) the remaining 125,000 Common Shares will be issued on January 15, 2021, in the event Mr. Hu is still an employee of the Company on that date.

Additionally, the Hu Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Hu is required to keep trade secrets confidential during the course of his employment.

Employment Agreement of Degang Hou

The Company entered into an employment agreement with Mr. Hou on January 22, 2020 providing for Mr. Hou to serve as the Company’s Chief Internal Control Officer (the “Hou Employment Agreement”). Pursuant to the terms of the Hou Employment Agreement, Mr. Hou is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 700,000 (approximately $102,000). The Hou Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Hou is entitled to receive an aggregate of 250,000 Common Shares of the Company in accordance with the terms of its 2018 Plan. The 250,000 Common Shares will be issued as follows: (1) in the event Mr. Hou is still employed by the Company, on February 15, 2020, the Company will issue 125,000 Common Shares to Mr. Hou; and (2) the remaining 125,000 Common Shares will be issued on January 15, 2021, in the event Mr. Hou is still an employee of the Company on that date.

Additionally, the Hou Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Hou is required to keep trade secrets confidential during the course of his employment.

Employment Agreement with Xingchun Wang

The Company entered into an employment agreement with Mr. Wang on November 20, 2019 providing for Mr. Wang to serve as the Company’s CFO (the “Wang Employment Agreement”). Pursuant to the terms of the Wang Employment Agreement, Mr. Wang is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 240,000 (approximately $36,000). The Employment Agreement is for an initial term of three years and is subject to renewal.

Additionally, the Employment Agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Wang is required to keep trade secrets confidential during the course of his employment.

Compensation of Directors and Executive Officers

In 2019, we paid an aggregate of approximately $467,000 U.S. dollars in cash as salaries and fees to our senior executives, officers. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

2018 Share Incentive Plan

On November 6, 2018, the company’s shareholders approved the 2018 Share Incentive Plan (the “2018 Incentive Plan”). The 2018 Incentive Plan allows for issuance of up to 2,000,000 shares of the company’s Common Shares to employees, non-employee directors, officers and consultants for services rendered to the company.

As of the current date, there are 1,025,000 shares available for issuance under the 2018 Incentive Plan.

Board of Directors

Our board of directors currently consists of seven directors. There are no family relationships between any of our executive officers and directors. The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Class A directors face reelection at this annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors were reelected at our 2018 annual general meeting of shareholders and shall face reelection every three years thereafter. Class C directors were reelected at our 2019 annual general meeting of shareholders and shall face reelection every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the board of directors.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Shuhua Ma, Zhi Li, Sophia Liu and Austin Huang are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contacts with our directors that provide for benefits upon termination of employment.

Our board of directors plays a significant role in our risk oversight. The board of directors makes all relevant company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight or the company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Committees of the Board of Directors

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Shuhua Ma and Zhi Li serve on all three committees, Austin Huang serves on the nominating and compensation committee, Sophia Liu serves on the audit committee. At this time, Shuhua Ma chairs the nominating committee; Sophia Liu chairs the audit committee; and Austin Huang chairs the compensation committee. Sophia Liu qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. Shareholders shall have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	having all the powers necessary for managing and for directing and supervising, the business and affairs for the company

●	appointing officers and determining the term of office of the officers;

●	fixing the emoluments of officers;

●	exercising all powers of the company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the company or of any third party;

●	designating committees of directors;

●	executing checks, promissory notes, drafts, bills of exchange and other negotiable instruments on behalf of the company; and

●	determining that any sale, transfer, lease, exchange, or other disposition is in the usual or regular course of the business carried on by the company and such determination is, in the absence of fraud, conclusive.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests. Our Memorandum and Articles of Association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Material Changes in Manner of Recommending Board of Directors Nominees

There were no material changes in manner of recommending Board of Directors nominees to our Board of Directors in the fiscal year 2019.

Related Party Transactions

Please refer to the company’s Annual Report on Form 20-F, upon its filing, for a full discussion of related party transactions.

Future Related Party Transactions

Our Nominating Committee (which consists solely of independent directors) has approved all related party transactions. All material related party transactions are made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2019?

The members of the Audit Committee as of December 31, 2019 were Sophia Liu, Shuhua Ma, and Zhi Li. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors determined that Sophia Liu was an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the company’s investor relations website at http://en.retoeco.com/gszl.html.

How does the Audit Committee conduct its meetings?

During fiscal 2019, the Audit Committee convened its meeting with the senior management over a conference call during which financial and regulatory issues were discussed. Over the course of the year, the Audit Committee held private interviews with representatives of the company’s independent registered public accounting firm.

Does the Audit Committee review the periodic reports and other public financial disclosures of the company?

The Audit Committee reviews the company’s annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the company’s periodic reports, as well as related matters such as the quality (and not just the acceptability) of the company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the company’s critical accounting policies and the clarity and completeness of the company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the company?

Management of the company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Committee under its charter. The Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the company’s financial reporting practices.

What has the Audit Committee done with regard to the company’s audited financial statements for fiscal 2019?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the company’s management; and

●	discussed with Friedman LLP, the company’s independent registered public accounting firm for the 2019 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the company’s auditors?

The Audit Committee has received from Friedman LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Friedman LLP its independence. The Audit Committee has concluded that Friedman LLP is independent from the company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2019?

Based upon its review and the discussions with management and the company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the company be included in the company’s Annual Report on Form 20-F for fiscal 2019.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2019?

The Audit Committee has reviewed and discussed the fees paid to Friedman LLP during 2019 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with the independence of Friedman LLP.

What is the company’s policy regarding the retention of the company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Sophia Liu, Chairman
Shuhua Ma
Zhi Li

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal 2019 and 2018, Friedman LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $270,000 and $270,000 respectively.

Audit-Related Fees

During fiscal 2019 and 2018, the company paid Friedman LLP $0 and $5,000 respectively for audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

Tax Fees

The company has not paid Friedman LLP for tax services in fiscal 2019, 2018 and 2017.

All Other Fees

The company has not paid Friedman LLP for any other services in fiscal 2019 and 2018.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the company to render audit or non-audit services, the engagement was approved by the company’s Audit Committee. All services rendered by Friedman LLP have been so approved.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our common shares as of October 8, 2020 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding common shares;

●	Each of our directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned before the offering are based on 24,135,000 common shares outstanding as of October 8, 2020. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 8, 2020 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of the company at c/o ReTo Eco-Solutions, Inc., Building X-702, 60 Anli Road, Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Directors and Executive Officers

Hengfang Li(1)(5)	3,995,250	16.6%
Guangfeng Dai(2)	930,632	3.9%
Zhizhong Hu(3)	905,632	3.8%
Degang Hou	125,000	*
Xingchun Wang	20,000	*
Zhi Li	20,000	*
Sophia Liu	20,000	*
Austin Huang	20,000	*
Shuhua Ma	0	0
All directors and executive officers as a group	6,036,514	25%

5% or Greater Beneficial Owners

REIT International Development (Group) Co., Limited(4)	3,903,161	16.2%
Good Venture Industrial Limited(5)	1,750,000	7.3%
Hao Guan	1,650,000	6.8%
5% or greater beneficial owners as a group	7,303,161	30.3%

*	Less than 1%.
(1)	Chairman and Chief Executive Officer. Includes: (i) 225,000 shares held personally (ii) sole power to direct the voting and/or disposition of (a) 10,000 common shares held by Soothie Holdings Limited, a British Virgin Islands limited liability company controlled by Mr. Li; (b) 2,198,986 common shares held by 5 investors pursuant to a proxy voting agreement; and (c) 40% of the 3,903,161 shares held by REIT International Development (Group) Co., Limited, a Hong Kong Limited Liability company in which Mr. Li owns 40% of the company.
(2)	Includes: (i) 150,000 shares owned personally; and (ii) 20% of the 3,903,161 shares held by REIT International Development (Group) Co., Limited, a Hong Kong Limited Liability company in which Mr. Dai owns 20% of the company.
(3)	Includes: (i) 125,000 shares owned personally; and (ii) 20% of the 3,903,161 shares held by REIT International Development (Group) Co., Limited, a Hong Kong Limited Liability company in which Mr. Hu owns 20% of the company.

(4)	Represents 3,903,161 shares directly held by REIT International Development (Group) Co., Limited, a Hong Kong limited liability company whose shareholders include Mr. Hengfang Li (40%), Guangfeng Dai (20%), and Zhizhong Hu (20%). Mr. Li, Dai, and Hu hold 40%, 20%, and 20%, respectively, voting and investment power over the shares held. These are the same shares.
(5)	Represents 1,750,000 shares directly held by Good Venture Industrial Limited, a Hong Kong limited liability company controlled by Feng Wu.

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2019 were officers or employees of the company or any of its subsidiaries or had any relationship with the company requiring disclosure under U.S. Securities and Exchange Commission regulations.

Compliance with Section 16(a) Beneficial Ownership Reporting Requirements

We are a foreign private issuer and, as a result, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

Annual Report

On or about November 1, 2020 you may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the SEC’s website at https://www.sec.gov/cgi-bin/browse-edgar?CIK=1687277, or by contacting ReTo Eco-Solutions, Inc., Building X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, attention: Investor Relations, telephone: +86-010-64827328, email: ir@retoeco.com or 310@reit.cc.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board of Directors; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999	VOTE ON INTERNET

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VOTE BY EMAIL

Mark, sign and date your proxy card and email it to vote@vstocktransfer.com

VOTE BY FAX

Mark, sign and date your proxy card fax it to (646) 536-3179

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held on November 19, 2020 at 9:00 a.m., Beijing Time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

All votes must be received by 11:59 p.m. EST on November 17, 2020 / 12:59 p.m., Beijing time on November 18, 2020.

Annual Meeting Proxy Card - Reto Eco-Solutions, Inc.

▼    DETACH PROXY CARD HERE TO VOTE BY MAIL    ▼

The Board of Directors recommends that you vote FOR each director nominee:

(1)	To elect two (2) Class A directors listed below to serve terms ending at the third succeeding annual meeting of stockholders in 2023 or until their respective successors are duly elected and qualified.

☐	FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)	☐	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES’ NAMES BELOW:

Sophia Liu	Austin Huang

The Board of Directors recommends that you vote FOR the following item:

(2)	To ratify the appointment of Friedman LLP as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2020.

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.	☐

* SPECIMEN *		AC:ACCT9999	90.00

RETO ECO-SOLUTIONS, INC.
Proxy for the Annual Meeting of Shareholders
To be Held on November 19, 2020
9:00 a.m., Beijing Time
(8:00 p.m. Eastern Time, November 18, 2020)

RETO ECO-SOLUTIONS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, having received notice of the meeting and management’s Proxy Statement therefore, and revoking all prior proxies, hereby appoints Hengfang Li, as proxy to represent and vote and act upon the following matters in respect of all shares of Common Shares of Reto Eco-Solutions, Inc. (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on November 19, 2020, at 9:00 a.m., Beijing time (8:00 p.m. Eastern Time, November 18, 2020), at Building X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, and at any adjournment or postponement thereof. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed herein. If no direction is made, the proxy shall be voted “FOR” the election of the nominees to the board of directors and “FOR” the ratification of Friedman LLP.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any postponements or adjournments of the meeting.

Please check here if you plan to attend the Annual Meeting of Shareholders on November 19, 2020 at 9:00 a.m. Beijing time. ☐

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by ReTo Eco-Solutions, Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

(Continued and to be signed on Reverse Side)